Exhibit 2.1

The Companies Act (As Revised) of the Cayman Islands

Plan of Merger

This plan of merger (the "Plan of Merger") is made on ___________________ between XP Inc. (the "Surviving Company" or "XP") and XPart S.A. (the "Merging Company" or "XPart")(and XP and XPart together, the "Parties").

Whereas the Surviving Company is a Cayman Islands exempted company and is entering into this Plan of Merger pursuant to the provisions of Part XVI of the Companies Act (As Revised) (the "Statute").

Whereas the Merging Company is a Brazilian company (sociedade anônima) incorporated in the context of a corporate reorganization made by Itaú Unibanco Conglomerate and is entering into this Plan of Merger pursuant to the provisions of Part XVI of the Statute.

Whereas due to the decision of Itaú Unibanco Conglomerate to separate the business line identified as the investment in Surviving Company, the Surviving Company proposed the merger, as per the press releases dates of November 27, 2020 and February 1st, 2021.

Whereas after negotiations between the parties the directors of the Merging Company and the directors of the Surviving Company deem it in the commercial interests of the Merging Company and the Surviving Company, respectively, and in XPart shareholders’ benefit that the Merging Company be merged with and into the Surviving Company and that the undertaking, property and liabilities of the Merging Company vest in the Surviving Company (the "Merger").

Terms not otherwise defined in this Plan of Merger shall have the meanings given to them under the Statute.

Now therefore this Plan of Merger provides as follows:

1	The constituent companies (as defined in the Statute) to this Merger are the Surviving Company and the Merging Company.

2	The surviving company (as defined in the Statute) is the Surviving Company.

3	The registered office of the Surviving Company is c/o Maples Corporate Services Limited of PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands and the registered office of the Merging Company is Av. Paulista, No. 1938, 18th Floor, Bela Vista, Zip Code 01310-942, City and State of São Paulo, Brazil.

4	Immediately prior to the Effective Date (as defined below), the authorised share capital of the Surviving Company will be US$35,000 divided into (i) 2,000,000,000 Class A Common Shares of a nominal or par value of US$0.00001 each; (ii) 1,000,000,000 Class B Common Shares of a nominal or par value of US$0.00001 each; and (iii) 500,000,000 shares of a nominal or par value of US$0.00001 each. The Surviving Company will have 423,663,976 Class A Common Shares and 135,394,989 Class B Common Shares in issue immediately prior to the Effective Date (as defined below).

5	Immediately prior to the Effective Date (as defined below), the share capital of the Merging Company will be R$8,595,423,862.85 (eight billion, five hundred ninety-five million, four hundred twenty-three thousand, eight hundred sixty-two Reais and eighty five cents) represented by 9,779,887,151 (nine billion, seven hundred seventy-nine million, eight hundred eighty-seven thousand and one hundred fifty-one) book-entry shares, with no par value, being 4,958,290,359 (four billion, nine hundred fifty-eight million, two hundred ninety thousand, three hundred fifty-nine) common and 4,821,596,792 (four billion, eight hundred twenty-one million, five hundred ninety-six thousand and seven hundred ninety-two) preferred shares.

6	In accordance with section 234 of the Statute, the date on which it is intended that the Merger is to take effect (the "Effective Date") is the date that this Plan of Merger is registered by the Registrar in accordance with section 233(13) of the Statute.

7	On the Effective Date, immediately prior to the Merger, the sole assets of the Merging Company will be Class A Common Shares of the Surviving Company. As result of the Merger (i) the share capital of the Surviving Company will not be increased; (ii) all 226,523,304 Class A Common Shares of the Surviving Company held by the Merging Company will be surrendered by the Merging Company to the Surviving Company to be held in treasury and will then be transferred and delivered by the Surviving Company, directly or in the form of XP Brazilian Depositary Receipts ("XP BDRs"), to Merging Company shareholders, as set forth below.

8	The terms and conditions of the Merger are such that, upon the Cut-Off Dates following the Merger, the Surviving Company will either transfer or allot and issue Class A Common Shares or XP BDRs of the Surviving Company to the shareholders of the Merging Company in the manner set out below. For these purposes, the cut-off date to receive Class A Common Shares or XP BDRs of the Surviving Company will be either (a) the closing of the trading session at B3 S.A. – Brasil, Bolsa, Balcão (being 7.30pm Eastern Standard Time on the Effective Date ( “Cut-Off Date”) or (b) in the case of Shareholders of the Merging Company who hold their shares indirectly through American Depositary Shares ("ADSs") of Itaú Unibanco Holding S.A. ("IUH") 2 business days after the Effective Date (“ADRs Cut-Off Date” and, together with the Cut-Off Date, the "Cut-Off Dates").

9	Shareholders of the Merging Company on the relevant Cut-Off Date will receive either Class A Common Shares or XP BDRs of the Surviving Company pursuant to the Merger, as follows: (1) shareholders of the Merging Company who hold ADSs of IUH will receive Class A Common Shares of the Surviving Company; (2) IUPAR - Itaú Unibanco Participações S.A. and Itaúsa S.A. will receive Class A Common Shares of the Surviving Company, and (3) the remaining shareholders of the Merging Company, which may be Brazilian or non-Brazilian residents, will receive XP BDRs of the Surviving Company. The number of shares to be received by each shareholder of the Merging Company will be calculated using an exchange ratio of one Class A Share issued by the Surviving Company, including in the form of BDRs, for 43.3128323 shares of the Merging Company held by shareholders of the Merging Company. The exchange ratio is 1 Class A Share issued by XP Inc., including in the form of XP BDRs, for 43.3128323 XPart Shares (“Exchange Ratio”). The Exchange Ratio was agreed by the parties assuming (i) the number of XPart shares immediately prior to the completion of the Merger (after the cancellation of XPart treasury shares), which means 9,779,887,151 shares, divided by (ii) 225,796,528 shares, which corresponds to 226,523,304 shares issued by XP Inc. held by XPart reduced by 726,776 shares, reflecting the best estimate of the Parties related to the tax on profits abroad of XP Inc. that will be due by XPart (and paid after the Merger by XP, as successor of XPart).

10	Since the shares held by the Merging Company will be transferred and delivered by the Surviving Company, directly or in the form of XP BDRs, to Merging Company’s shareholders according to the Exchange Rate, it will retain 726,776 Class A Common Shares in the Surviving Company’s treasury.

11	The rights and restrictions attaching to the shares in the Surviving Company are set out in the Amended and Restated Memorandum and Articles of Association of the Surviving Company in the form annexed at Annexure 1 hereto.

12	The Amended and Restated Memorandum and Articles of Association of the Surviving Company shall be amended and restated by the deletion in their entirety and the substitution in their place of the Amended and Restated Memorandum and Articles of Association in the form annexed at Annexure 1 hereto on the Effective Date.

13	There are no amounts or benefits which are or shall be paid or payable to any director of either constituent company or the Surviving Company consequent upon the Merger.

14	The Surviving Company has granted no fixed or floating security interests that are outstanding as at the date of this Plan of Merger.

15	The names and addresses of each director of the Surviving Company are:

15.1	Guilherme Dias Fernandes Benchimol of Avenue Chedid Jafet 75 Torre Sul 30th floor Vila Olimpia, SP 04551065 Brazil;

15.2	Bruno Constantino Alexandre dos Santos of Avenue Chedid Jafet 75 Torre Sul 30th floor Vila Olimpia, SP 04551065 Brazil;

15.3	Bernardo Amaral Botelho of Avenue Chedid Jafet 75 Torre Sul 30th floor Vila Olimpia, SP 04551065 Brazil;

15.4	Geraldo José Carbone of Avenue Chedid Jafet 75 Torre Sul 30th floor Vila Olimpia, SP 04551065 Brazil;

15.5	Fabricio Cunha de Almeida of Avenue Chedid Jafet 75 Torre Sul 30th floor Vila Olimpia, SP 04551065 Brazil;

15.6	Luciana Pires Dias of Avenue Chedid Jafet 75 Torre Sul 30th floor Vila Olimpia, SP 04551065 Brazil;

15.7	Carlos Alberto Ferreira Filho of Avenue Chedid Jafet 75 Torre Sul 30th floor Vila Olimpia, SP 04551065 Brazil;

15.8	Martin Emiliano Escobari Lifchitz of Avenue Chedid Jafet 75 Torre Sul 30th floor Vila Olimpia, SP 04551065 Brazil;

15.9	Guilherme Sant'Anna Monterio da Silva of Avenue Chedid Jafet 75 Torre Sul 30th floor Vila Olimpia, SP 04551065 Brazil;

15.10	Gabriel Klas da Rocha Leal of Avenue Chedid Jafet 75 Torre Sul 30th floor Vila Olimpia, SP 04551065 Brazil;

15.11	Guy Almeida Andrade of Avenue Chedid Jafet 75 Torre Sul 30th floor Vila Olimpia, SP 04551065 Brazil; and

15.12	Luiz Felipe Calabró of Avenue Chedid Jafet 75 Torre Sul 30th floor Vila Olimpia, SP 04551065 Brazil.

16	This Plan of Merger has been approved by the board of directors of the Surviving Company pursuant to section 233(3) of the Statute.

17	This Plan of Merger has been authorised by the shareholders of the Surviving Company pursuant to section 233(6) of the Statute by way of resolutions passed at an extraordinary general meeting of the Surviving Company.

18	All necessary approvals have been obtained from the members, officers and management of the Merging Company pursuant to the Brazilian Federal Law No. 6.404/1976.

19	At any time prior to the Effective Date, this Plan of Merger may be amended by the board of directors of both the Surviving Company and the Merging Company to effect any other changes to this Plan of Merger which the directors of both the Surviving Company and the Merging Company deem advisable, provided that such changes do not materially adversely affect any rights of the shareholders of the Surviving Company or the Merging Company, as determined by the directors of both the Surviving Company and the Merging Company, respectively.

20	This Plan of Merger may be executed in counterparts.

21	This Plan of Merger shall be governed by and construed in accordance with the laws of the Cayman Islands.

In witness whereof the parties hereto have caused this Plan of Merger to be executed on the day and year first above written.

SIGNED by	)
Duly authorised for	)	__________________________
and on behalf of	)	Name:
XP Inc.	)	Director

SIGNED by	)
Duly authorised for	)	__________________________
and on behalf of	)	Name:
XPart S.A.	)	Director

Annexure 1

Amended and Restated Memorandum and Articles of Association of the Surviving Company

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